Crescent Private Credit Income Corp.

11100 Santa Monica Blvd., Suite 2000

Los Angeles, CA 90025

April 15, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Amendment Filing Information with Respect to Period Covering May 3, 2024 through February 20, 2025 for Crescent Private Credit Income Corp. (File No. 814-01599).

Dear Sir or Madam:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to Crescent Private Credit Income Corp. (the “Company”):

a.

A copy of an Extended Bond Period Endorsement, which amends the Financial Institution Investment Company Asset Protection Bond issued by Federal Insurance Company, which lists the Company as insured, previously filed by the Company with the Securities and Exchange Commission on May 11, 2023 (the “Fidelity Bond”), to extend the term of the Fidelity Bond until February 20, 2025;

b.

A copy of the resolutions adopted by the Company’s Board of Directors, which a majority of Directors who are not considered “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act approved the foregoing extension of the Fidelity Bond and the amount, type, form and coverage of the Fidelity Bond;

c.	The period for which premiums under the Fidelity Bond have been paid is May 3, 2023 through February 20, 2025.

This filing amends the Company’s previous filing pursuant to Rule 17g-1 of the 1940 Act, filed on May 11, 2023. Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ George P. Hawley
George P. Hawley Secretary

Enclosures

FEDERAL INSURANCE COMPANY Endorsement No.: 13 Bond Number: 82631454

NAME OF ASSURED:   CRESCENT PRIVATE CREDIT INCOME CORP.

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.   BOND PERIOD:   from 12:01 a.m. on May 3, 2023

        to 12:01 a.m. on February 20, 2025

This Endorsement applies to loss discovered after 12:01 a.m. on May 3, 2024.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 2, 2024

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

Ratification and Approval of Fidelity Bond Extension

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder, which apply to the Company pursuant to Section 59 of the 1940 Act, require a business development company (“BDC”), such as the Company, to provide and maintain a bond (a “Fidelity Bond”) which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “Covered Person”);

WHEREAS, Rule 17g-1 under the 1940 Act requires that a majority of the directors who are not “interested persons” of the Company as such term defined in Section 2(a)(19) of the 1940 Act (the “Independent Directors”) approve the reasonableness of the form and amount of the Fidelity Bond, with due consideration to the value of the aggregate assets of the Company to which any Covered Person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1 under the 1940 Act; and

WHEREAS, the Company’s Fidelity Bond was scheduled to expire on May 3, 2024, and the Board wishes to ratify and approve the extension of the Fidelity Bond with Federal Insurance Company, a member company of the Chubb Group of Insurance Companies, or another comparable insurance carrier covering any employee of the insureds, as defined in the Fidelity Bond, in the aggregate amount of $600,000.00, for the period from May 3, 2023 to February 20, 2025, and the payment of a premium of $1,442.00 for such Fidelity Bond, in form and on terms substantially similar to those presented at the February 13, 2024 meeting of the Board, with management having discretion to increase coverage under the Fidelity Bond in order to ensure ongoing compliance with the coverage requirements of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that any and all actions previously taken by the Company’s officers to arrange for the extension of the Fidelity Bond coverage as contemplated by the foregoing preambles be, and they hereby are, confirmed, ratified, approved and adopted in all respects; and be it further;

RESOLVED, that the proposed form and amount of the Fidelity Bond be, and hereby are, confirmed, ratified, approved and adopted after consideration of all factors deemed relevant by the Board, and separately confirmed, ratified, approved and adopted by the Independent Directors, including, but not limited to, the amount of the Fidelity Bond, the value of the aggregate assets of the Company to which any Covered Person may have access, the amount of the premium for the Fidelity Bond, the type and terms of the arrangements made for the custody and safekeeping of the Company’s assets and the nature of the securities in the Company’s portfolio;

RESOLVED, that the Secretary of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the Company’s officers be, and each of them individually hereby is, authorized, empowered and directed to take all appropriate additional actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company, subject to subsequent ratification of those actions by the Board, including a majority of the Independent Directors.